Exhibit 99.1

Cellect Biotechnology Ltd.

(“The Company”)

August 11, 2016

To:	To:
Israel Securities Authority (ISA)	Tel-Aviv Stock Exchange Ltd. (TASE)
Via Magna	Via Magna
www.isa.co.il	www.tase.co.il

Greetings,

Re:	Immediate Report on summoning a special general meeting of Company shareholders in accordance with Securities Regulations (Periodic and Immediate Reports) 5730-1970 and the Companies Law 5759-1999 (the “Companies Law”)

In accordance with the decision of the Company’s Board of Directors from August 10, 2016, the Company wishes to hereby submit an immediate report regarding the convening of a special general meeting of Company shareholders, in accordance with the Securities Regulations (Periodic and Immediate Reports) 5730-1970 and in accordance with the provisions of the Companies Law.

This summons refers to holders of shares listed on the Tel-Aviv Stock Exchange Ltd., and holders of American Depository Shares listed in the Nasdaq Capital Market in the U.S. (hereinafter jointly: “Shareholders”).

1.	Date and venue of the general meeting

The special general meeting of Company shareholders whose agenda includes the topics specified in Section 2 below will convene on September 18, 2016, at 16:00 in the offices of the Company’s attorney – Doron, Tikotzky, Kantor, Gutman, Cederboum & Co., on 12 Aba Hillel Street, Ramat Gan. The deferred meeting, if required, will take place on September 25, 2016 at the same venue and time.

2.	On the agenda of the special meeting

2.1	Transition to the reporting format in compliance with U.S. securities laws – Approval of the Company’s transition from the reporting format in accordance with Chapter F of the Securities Law 5728-1968 (the “Securities Law”) and the reporting format in accordance with the US Securities Exchange Act of 1934 (“American Securities Laws”).

On July 31, 20161, the Company announced registration of American Depository Shares (hereinafter “ADSs”) as well as negotiable warrants, for the acquisition of ADSs (hereinafter “Negotiable Warrants”), and negotiable warrants for underwriters, for the acquisition of ADSs (hereinafter: “Negotiable Warrants for Underwriters”), to be listed in Nasdaq Capital Marker in the U.S.. The Negotiable Warrants and Negotiable Warrants for Signatories will hereinafter jointly be called “Negotiable Warrants in the US”.

In light of said listing, the Company intends to transition from the reporting format in accordance with Chapter F of the Securities Law 5728-1968 to the reporting format in accordance with the U.S. Securities Exchange Act of 1934 (“American Securities Laws”) in accordance with and subject to the provisions set forth in Section 35(32) of the Securities Law.

With the transition to the reporting format in accordance with Chapter E3 of the Securities Law, i.e. reporting in compliance with the American Securities Laws, the Company will issue its reports to be published by the Securities and Exchange Commission in the U.S. in a parallel manner in Magna.

It is hereby clarified that the decision to transition the Company from the reporting format in accordance with the Securities Law to the reporting format in accordance with the American Securities Laws is subject to approval of the meeting of shareholders and ADSs of the Company as well as approval of the meeting of holders of negotiable warrants of the Company, as applicable (hereinafter jointly: “Holders of the Company’s Securities”), all largely as specified in Section 5 below. Without derogating from the specified approval in this section above, said decision is also subject to approval of the Securities Authority. If the required majority is not obtained among the Holders of the Company’s Securities, or if no approval is obtained from the Securities Authority, the Company will continue to report in the reporting format in accordance with Chapter E3 of the Securities Law in addition to the reporting format in accordance with the American Securities Laws.

2.2	It is hereby clarified that the Shareholders’ meeting to approve a resolution as specified in Section 2.1 above only, will be split into separate types of meetings of the holders of shares traded on the Tel Aviv Stock Exchange Ltd, and the holders of ADSs. D&O insurance (Framework Transaction) – In accordance with approval of the Company’s Compensation Committee from August 10, 2016 and the Company’s Board of Directors from August 10, 2016, approval of the Company’s engagement during the normal course of business, in the insurance policies, to cover the liability of directors and senior officers, as will be the case from time to time, by the Company and/or by subsidiaries (if any), including directors and senior officers or anyone considered controlling interest in the Company, and all by way of a ‘Framework Transaction’ as defined in the Company’s regulations (relief in transactions with interested parties), 5760-2000 (the “Relief Regulations”), for a period of 3 years commencing on July 25, 2016 and until July 24, 2019 (the “Period”). The Company will be entitled during the Period to acquire a policy with a limit of liability of up to the accrued amount of up to US$20 million and for the entire insurance period. The annual amount of premium to be paid by the Company will not exceed US$120,000 plus an amount that constitutes up to 20% of said amount (subject to premium updates that might be required for the issuing, if any, etc.).

[1]	For more information, see the Company’s immediate report dated July 31, 2016 [Reference: 2016-01-093196]

It should be noted that as long as the Company has valid directors and senior officers’ insurance, it will include all directors and/or senior officers who left the Company up to the end of 7 years from the date of their departure and subject to the terms of the policy not being significantly worse than the terms of the insurance policy that had been in place in the Company prior to their departure. If the Company will cease engagement in the future in the insurance policy to cover directors and senior officers’ liability or if the terms of the policy that are renewed following their departure are worse than those that were in place prior to their departure, the Company undertakes to acquire for the directors and senior officers run-off insurance for the balance of the period of up to 7 years from the date of the departure of the Director and/or senior officer, under terms that are not less than those in the policy that had been in place in the Company on the eve of their departure, and whose overall cost does not exceed twice the ceiling of the annual premium for directors and senior officers insurance.

3.	Quorum

The quorum in a general meeting involves the presence of at least two (2) Shareholders who hold at least one-third of the voting rights (including by way of proxy or proxy statement), within half an hour of the date set to open the meeting. If after half an hour from the scheduled start of the meeting there is no quorum, the meeting will be postponed by one week, to the same day, at the same time and at the same venue set forth for the original meeting, or a later date if specified in the notice about the meeting, or to another date, time and venue as to be set forth by the Board of Directors in the notice to the Shareholders. If within half an hour of the scheduled start of the postponed general meeting, there is no quorum as specified above, the meeting will take place with any number of participants present.

4.	Date of Record

The date of record for establishing eligibility of Company shareholders to vote in the general meeting is August 18, 2016 (the “Date of Record”). Any Company Shareholder on the Date of Record, whether they are listed under its name or whether they are holding then by way of a member of the TASE, is eligible to participate in said meeting either in person or by way of proxy to vote, pursuant to having issued to the Company, prior to the meeting original confirmation regarding Company shares on the Date of Record (that must be obtained from said member of the TASE). A document appointing a proxy (“Letter of Appointment”) as well as the original power of attorney by which the Letter of Appointment was signed (if any) must be deposited with the offices of the Company’s attorney, on 12 Derech Aba Hillel, Ramat Gan, up to 48 hours prior to the date of the meeting.

5.	The majority required to make decisions

5.1.	The majority required in a meeting to approve a resolution as specified in Section 2.1 above is an ordinary majority of all votes of the Holders of the Company’s Securities who are present at the meeting, who are entitled to vote and who voted, with the exception of Controlling Member in the Company, who are participating in the vote, at a general meeting of all the classes of security holders, convened for this purpose.

5.2.	The majority required to approve the proposed decisions in Section 2.2 on the agenda is an ordinary majority of all votes of Shareholders present at the general meeting who are entitled to vote and who voted pursuant to satisfaction of one of the following:

a.	The majority vote in a general meeting will include the majority of all votes of Shareholders who do not have a personal interest in approval of the transaction, who are participating in the vote, in a vote of all said Shareholders, the abstaining votes will not be taken into account.

b.	The total number of opposing votes among said Shareholders in subparagraph (a) will not exceed two percent of all voting rights in the company.

6.	Written vote, sending notice of position and electronic vote

Written Vote and sending notice of position

A version of the proxy statement can be found on the Israel Securities Authority distribution site at www.magna.isa.gov.il and on the Tel-Aviv Stock Exchange Ltd. website: www.tase.co.il. Shareholders can also contact the Company directly to obtain the proxy statement. Holders of the ADSs may contact The Bank of New York Mellon to obtain the proxy statement. A member of the TASE will send free of charge, via email, links to the proxy statement, if any, to any Shareholder who is not registered in the Security Holders Registry of the Company and whose shares registered with said TASE member, if the Shareholder informed the TASE member of its wishes to do so, and pursuant to said notice having been granted with regards to a certain securities account and on a date preceding the date of record.

Shareholders who are registered with a TASE member are entitled to receive confirmation of ownership from the TASE member through whom the shares are being held, in the branch of the TASE member or by mail to its address for a shipping fee only, if it so requests, and that the request with regards to this matter is given in advance to the certain security account. The owner will specify the method of voting on the proxy statement and will submit it to the Company or will send it by registered mail, with the confirmation reaching the offices of the Company lawyers on 12 Derech Aba Hillel, Ramat Gan no later than 48 hours prior to the scheduled date of the meeting. One or more shareholders who are holding on the Date of Record shares at a percentage that constitutes five percent or more of the total voting rights, and any party holding said percentage of total voting rights that are not held by a controlling interest in the Company, as defined in Section 268 of the Companies Law, is entitled to review proxy statements as specified in Regulation 10 of the Company Regulations (Written Vote and Notice of Position) 5765-2005.

The deadline for issuing the notice of position is up to 10 days prior to the scheduled date of the meeting, i.e. September 8, 2016, and the deadline for issuing the response of the directors to the notices of position is up to 5 days before scheduled date of the meeting, i.e. September 13, 2016.

Electronic Vote

Shareholders who have registered to their credit with a TASE member one share and said share is included among the shares listed in the Company’s shareholder registry for listings (“Unregistered Shareholders”) can vote by way of proxy statement to be sent to the Company in the electronic voting system (the “Electronic Vote”), in accordance with and subject to the terms set forth in the voting regulations. In accordance with and subject to the terms set forth in the voting regulations and the provisions of the Securities Authority in this matter, electronic voting will be allowed up to six hours prior to the scheduled date of the meeting (“System Lock Date”). It is hereby clarified that in accordance with the specified in the voting regulations, the electronic vote can be changed or cancelled until the System Lock Date, after which it cannot be changed through the system. It should be noted that in accordance with Section 83(d) of the Companies Law, if the shareholder voted in more than one manner, the last method of voting will be counted, where for this purpose, the vote of the shareholder itself or by way of proxy the later of the votes will be counted through the electronic voting system.

7.	Addition of a topic to the agenda

It is possible that following publication of this invitation to a special general meeting, the Shareholder will request to include a topic on the agenda of the special general meeting in accordance with the provisions of Section 66(b) of the Companies Law. In said case, the latest agenda of the special general meeting can be reviewed in the Company reports on the ISA distribution site or on the TASE website. The deadline for submitting a request by Shareholders to include a topic on the agenda of the special general meeting as specified is up to three days after the date of invitation to the meeting, i.e. August 15, 2016.

8.	Review of documents

Documents pertaining to this report can be reviewed in the offices of the Company’s attorney on 12 Derech Aba Hillel, Ramat Gan, during standard business hours pursuant to having made an appointment in advance (Telephone: 03-6133371, Fax: 03-6133372).

9.	Company Representatives

Company representatives with regards to handling of this report are Adv. Giora Gutman, Adv. Efrat Hamami and Adv. Roman Shalev of Doron, Tikotzky, Kantor, Gutman, Cederboum & Co – Law Firm, whose address is 12 Derech Aba Hillel Silver, Ramat Gan, Telephone: 03-6133371.

Sincerely,

Cellect Biotechnology Ltd.

Signed by Shai Yarkoni, Company CEO